*AB 5/5

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response.......12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



10030977

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-27533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/09 (MM/DD/YY) AND ENDING 02/28/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Baron Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Fifth Avenue
(No. and Street)

New York	New York	10153
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Baron (212) 583-2000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name)*

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 5/5

OATH OR AFFIRMATION

I, Ronald Baron, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Baron Capital, Inc., as of February 28, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chairman and CEO

Title



Notary Public

KRISTINE TREGLIA
NOTARY PUBLIC, STATE OF NEW YORK
NO. 02TR6165392
QUALIFIED RICHMOND COUNTY
COMMISSION EXPIRES MAY 07, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

BARON CAPITAL, INC.

(a wholly owned subsidiary of Baron Capital Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

FEBRUARY 28, 2010

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors
Baron Capital, Inc.

We have audited the accompanying statement of financial condition of Baron Capital, Inc. (the "Company"), a wholly owned subsidiary of Baron Capital Group, Inc., as of February 28, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Baron Capital, Inc. as of February 28, 2010, in conformity with accounting principles generally accepted in the United States of America.



New York, New York
April 27, 2010

BARON CAPITAL, INC.

Statement of Financial Condition
February 28, 2010

ASSETS	
Cash and cash equivalents	$ 14,435,442
Other assets	37,509
	$ 14,472,951
LIABILITIES	
Accrued expenses and other liabilities	$ 4,752,970
Due to affiliates	3,217,365
Current taxes payable	23,556
	7,993,891
Commitments	
STOCKHOLDER'S EQUITY	
Common stock - $1.00 par value; 1,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	3,100,065
Retained earnings	3,378,895
	6,479,060
	$ 14,472,951

See notes to statement of financial condition

BARON CAPITAL, INC.

Notes to Statement of Financial Condition
February 28, 2010

NOTE A - THE COMPANY

Baron Capital, Inc. (the "Company"), a wholly owned subsidiary of Baron Capital Group, Inc. ("BCG"), is a registered broker-dealer and the distributor of the shares of nine affiliated regulated investment companies operating pursuant to Rule 12b-1 under the Investment Company Act of 1940. The Company is a member of affiliated entities under common control from which it derives 100% of its revenue and with whom it shares its expenses. The results of the Company's operations may not be indicative of what the results of operations would be if the Company were a stand alone entity.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Revenue recognition:

The Company receives distribution fees from affiliated regulated investment companies that are calculated as a percentage of average daily net assets and are paid on a monthly basis. The Company recognizes this revenue in the period earned.

[2] Use of estimates:

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE C - INCOME TAXES

The Company is subject to federal, state and local taxes. The Company complies with the provisions of ASC 740 which requires the liability method of accounting for income taxes. At February 28, 2010, the Company had no deferred tax assets or liabilities.

The accounts of the Company, BCG and two affiliates are included in consolidated federal, state and local income tax returns. The Company computes its tax expense as if it were a separate entity. The consolidated group is no longer subject to U.S. federal income tax examinations by tax authorities for years ending prior to February 28, 2007. The statute of limitations has been extended in certain states for the year ended February 28, 2006.

NOTE D - PROFIT-SHARING PLAN

The Company maintains a defined contribution profit-sharing plan. All employees who have completed one year of service and have attained 21 years of age are eligible to participate. Plan contributions are based on the compensation of the participant. The contribution percentage is determined at the discretion of the Board of Directors. Participants in the plan become fully vested upon obtaining eligibility status.

NOTE E - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At February 28, 2010, the Company had net capital of $6,108,001, which is $5,575,075 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 1.31 to 1.

The Company is exempt from the provisions of Rule 15c3-3 per paragraph (k)1.

NOTE F - RELATED PARTY TRANSACTIONS

The Company acts as the distributor of the shares of nine affiliated regulated investment companies.

The Company shares office, administrative and occupancy expenses with BCG and two affiliated corporations. The Company recognizes its share of such expenses by a formula determined by management. A related investment adviser reimbursed the Company for excess selling expenses and other general, administrative and occupancy expenses.

NOTE G - COMMITMENTS AND CONTINGENCIES

The Company leases office space under two long-term operating leases, expiring at December 31, 2023.

The estimated minimum aggregate rentals are as follows:

Year Ending February 28,	
2011	$ 6,491,000
2012*	6,491,000
2013	6,574,000
2014	6,989,000
2015	6,989,000
Thereafter	66,384,000
	$ 99,918,000

*Year ending February 29

In addition, the leases contain escalation clauses for increases in real estate taxes and operating costs. The facility which the Company uses is also shared with BCG and its two affiliates. The rent is apportioned to the occupants by a formula determined by management.

NOTE H - SUBSEQUENT EVENTS

The Company has evaluated events through April 27, 2010, the date that this financial statement was issued.